Exhibit 2

[Discovery Equity Partners letterhead]

September 8, 2005

Mr. Randall L. Herrel

Chairman of the Board of Directors

President and Chief Executive Officer

Ashworth, Inc.

2765 Loker Avenue West

Carlsbad, CA  92008

Dear Mr. Herrel:

As one of the largest shareholders of Ashworth, we would like to offer our perspective on the recent series of troubling events at the Company.  We would also like to suggest that, with the Company in such a state of turmoil, increased shareholder participation on the Board of Directors is both timely and appropriate.

Our fund owns 940,529 shares or approximately 6.8% of Ashworth.  We have always maintained a constructive dialogue with management, which we appreciate.  We do not want to be perceived a “dissident” shareholder.  However, please consider the events of the past few months that precipitated this letter:

•      June 1, 2005   Three of Ashworth’s eight Board members resigned.  You provided no explanation as to the reasons for their departure other than citing “personal reasons” and offering that it is not unusual for Directors to resign from public companies.  We maintain that this mass exodus was highly unusual for any public company and was certainly unexpected at Ashworth.  Mr. Hecht, one of the departing directors, was just reelected earlier this year and in the 14A filing of February 18, 2005, he is said to have “indicated his willingness to serve an additional three year term.”  Similarly, in the 14A filing of February 17, 2004, Ms. Hofer and Mr. Matthews, the other two departing directors, made that same representation.  We can only conclude that these Directors uncovered something so acutely disturbing at Ashworth that they felt no alternative than to abandon their recent promises to provide governance and stakeholder stewardship.  The fact that none of these Directors has been replaced as of the date of this letter suggests that the underlying issues leading to their resignations are thwarting your efforts to recruit qualified replacements.

•      July 7, 2005   Ashworth’s Chief Financial Officer resigned.  We consider his announcement abrupt and without warning given that no replacement had been identified even by the time of his departure on July 29, 2005.  Again, the fact that the position remains open as of this time invites many questions.

•      September 1, 2005   You reported to the owners of this Company a large third quarter 2005 operating loss.  This news came as a great surprise because in the second quarter 2005 earnings release (May 26, 2005) you told us that you “remain optimistic about the remainder of the year and the prospects for 2006.”  At that time, you also provided updated guidance of $.76-.82 in earnings per share for 2005. Now you tell us that this year’s earnings are more likely to be $.12-.15 per share.  Particularly alarming is the deterioration in inventory management and expense controls leading to this earnings disappointment.

Clearly, something has gone terribly wrong inside the Company.  Several Directors and the Chief Financial Officer seem to have seen this coming.  On your September 2, 2005 earnings conference call you gave the distinct impression that you are struggling to replace these important Company officials, which suggests that there is more trouble ahead.

In order to restore confidence among all the owners of Ashworth, we urge you to increase shareholder representation on the Board by nominating a new representative from at least one large shareholder.  Currently, the Board’s collective ownership is a mere 3% of Ashworth’s outstanding stock, (only 0.6% excluding options).  If any other large shareholders have expressed interest in serving in a director capacity, we would support their candidacy.  If no other shareholder has stepped forward in this regard, we would be willing to lend a qualified member of our Group.  We would decline any Directors’ fees.  We would serve with the understanding that our contribution would be to bring a particular focus to the Board’s obvious need to consider all alternatives to restore the significant diminution in shareholder value that has occurred over the past few months.

Respectfully submitted,

DISCOVERY GROUP I, LLC

/s/ Daniel J. Donghue
Daniel J. Donoghue, Managing Member

/s/ Michael R. Murphy
Michael R. Murphy, Managing Member

cc:	Mr. Stephen G. Carpenter, Director
Mr. John M. Hanson, Jr., Director
Mr. James B. Hayes, Director
Mr. James G. O’Conner, Director
c/o Ms. Halina Balys, Corporate Secretary
Ashworth, Inc.
2765 Loker Avenue West
Carlsbad, CA 92008